SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated November 08, 2006, of Statement re Approach

                                                 SCOTTISHPOWER - STATEMENT RE APPROACH

The Board of Scottish Power confirms that it has received an approach, which may or may not lead to an offer being made for Scottish
Power.

There can be no certainty that an offer will be made and any offer that is made will be considered by the Board at the appropriate time.

A further announcement will be made in due course.

For further information:

Media enquiries:
Colin McSeveny, Media Relations Director                                 +44 (0) 141 636 4515
Anthony Cardew, Cardew Group                       +44 (0) 20 7930 0777 / +44 (0)7770 720 389
Rupert Pittman, Cardew Group                       +44 (0) 20 7930 0777 / +44 (0)7976 249 289

Investor enquiries:
Peter Durman, Investor Relations Director                                +44 (0) 141 636 4527

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 08, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary